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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                       MidAmerican Energy Holdings Company
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                                (Name of Issuer)


                           Common Stock, no par value
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                         (Title of Class of Securities)


                                    59562V107
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                      (CUSIP Number of Class of Securities)


                                 David L. Sokol
                       MidAmerican Energy Holdings Company
                                666 Grand Avenue
                             Des Moines, Iowa 50309
                                 (515) 242-4300
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                                 Peter J. Hanlon
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 728-8000

                                October 14, 1999
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                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ]



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                                  SCHEDULE 13D


-------------------------------------------------                        -----------------------------------
CUSIP NO.  59562V107                                                     PAGE 2 OF 13 PAGES
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
--------- --------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          David L. Sokol                                                   S.S. #
--------- --------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                       (a) [X]
                                                                                                 (b) [ ]

--------- --------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

--------- --------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          PF/00
--------- --------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [ ]

--------- --------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
------------------ ------- ---------------------------------------------------------------------------------
                     7     SOLE VOTING POWER

                           839,288
                   ------- ---------------------------------------------------------------------------------
 NUMBER OF           8     SHARED VOTING POWER
  SHARES
BENEFICIALLY               -0-
  OWNED BY         ------- ---------------------------------------------------------------------------------
    EACH             9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                839,288
                   ------- ---------------------------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           -0-
--------- --------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

          3,852,777
--------- --------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                    [ ]

--------- --------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.2%
--------- --------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------- --------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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        This Schedule 13D is being filed on behalf of David L. Sokol, an individual, relating to the common stock, no par value, of MidAmerican Energy Holdings Company, an Iowa corporation (the "Company" or the "Issuer"). Unless the context otherwise requires, references herein to the "Common Stock" are to the Common Stock of MidAmerican Energy Holdings Company, no par value.

ITEM 1. SECURITY AND ISSUER.

        This statement on Schedule 13D relates to the Common Stock of the Company, and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended. The address of the principal executive offices of the Company is 666 Grand Avenue, Des Moines, Iowa 50309.

ITEM 2. IDENTITY AND BACKGROUND.

        (a)    This statement is filed by Mr. Sokol.

        (b) The business address of Mr. Sokol is 302 South 36th Street, Omaha, NE 68131.

        (c) Mr. Sokol is the Chairman of the Board of Directors and Chief Executive Officer of the Company. Mr. Sokol has been Chairman and Chief Executive Officer since April 19, 1993. The Company through its retail utility subsidiaries, MidAmerican Energy in the United States and Northern Electric in the United Kingdom, provides electric service to 2.2 million customers and natural gas service to 1.2 million customers worldwide. The Company manages and owns interests in approximately 8,300 net megawatts of diversified power generation facilities in operation, construction and development. The Company's address is 666 Grand Avenue, Des Moines, Iowa 50309.

                                    3 of 13
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        (d) Mr. Sokol has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) Mr. Sokol has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Mr. Sokol is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Of the Common Stock reported as beneficially owned by Mr. Sokol, 180,924 shares were either acquired through the conversion of options issued to Mr. Sokol by the Company or purchased with personal funds of Mr. Sokol in the aggregate amount of approximately $4.1 million; the remaining 658,364 shares are shares issuable under existing options not yet exercised.

        As further described in Item 4 (the answer to which is incorporated herein by reference), on October 14, 1999, each of Berkshire Hathaway Inc. ("Berkshire"), Walter Scott, Jr. and David Sokol (collectively, the "Investors") entered into an agreement to propose to acquire the Issuer through a merger of a corporation formed by them with and into the Issuer. By virtue of such agreement and without the use of any funds, Mr. Sokol acquired beneficial ownership, as provided in Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended (the "Exchange

                                    4 of 13
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Act"), of the 3,013,489 shares beneficially owned by Mr. Scott, as such number has been provided by Mr. Scott, but Mr. Sokol does not have an economic interest in such shares.

ITEM 4. PURPOSE OF TRANSACTION.

        (a)-(b)On October 14, 1999, each of Berkshire, Walter Scott, Jr. (who is a director of both Berkshire and the Issuer) and David Sokol (who is the Chairman and Chief Executive Officer of the Issuer) formed a limited liability company, Teton Formation L.L.C. ("Teton LLC"), and entered into an operating agreement in connection therewith (the "Operating Agreement"), for the purpose of forming a new corporation, Teton Acquisition Corp. ("Merger Sub") to consummate the acquisition of the Issuer.

        On October 24, 1999, the Issuer executed an Agreement and Plan of Merger (the "Merger Agreement") with Teton LLC and Merger Sub. The Merger Agreement provides that, subject to the terms and conditions thereof (including, without limitation, approval by shareholders of the Issuer and certain regulatory approvals), Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving corporation (the "Surviving Corporation"). Upon consummation of the merger, all of the outstanding shares of Common Stock (other than shares held by the Issuer, Merger Sub or Teton LLC and shares which have perfected appraisal rights), will be converted into the right to receive $35.05 per share in cash (the "Merger Consideration"). The transaction (the "Acquisition") will be subject to Section 13(e) of the Exchange Act. Pursuant to the terms of the Operating

                                    5 of 13


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Agreement, upon the consummation of the Acquisition, Teton LLC will be dissolved.

        The commitments of each of Berkshire, Mr. Scott and Mr. Sokol to fund the Acquisition are set forth in individual Amended and Restated Subscription Agreements (the "Amended and Restated Subscription Agreements" and each such agreement, an "Amended and Restated Subscription Agreement") entered into on October 24, 1999 between each of them and Merger Sub, which include (a) a term sheet relating to certain put and call rights and transfer restrictions relating to certain securities of the Surviving Corporation owned by the Investors or others and (b) a draft form of employment agreement amendment which would entitle Mr. Sokol to become a member of the board of directors of the Surviving Corporation and designate two additional members of the Surviving Corporation's ten person board. Pursuant to the Amended and Restated Subscription Agreements, each of Berkshire, Mr. Scott and Mr. Sokol has agreed to invest cash in, and/or contribute some or all of his or its equity investments in the Issuer to, the Merger Sub.

        (c) Not applicable.

        (d) The Agreement provides that the directors of Merger Sub at the time of the Acquisition will be the directors of the Surviving Corporation, and the officers of Merger Sub at the time of the Acquisition will be the officers of the Surviving Corporation.

        (e) In connection with the Acquisition, (x) each share of Common Stock (other than shares held by the Issuer, Merger Sub

                                    6 of 13


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or Teton LLC and shares which have perfected appraisal rights) will be extinguished in exchange for the Merger Consideration and (y) each of the Issuer's 6 1/2% Convertible Junior Subordinated Debentures due 2006 (and the related 6 1/2 Convertible Preferred Securities of CalEnergy Trust III) and its 6 1/4% Convertible Junior Subordinated Debentures due 2012 (and the related 6 1/4% Convertible Preferred Securities of CalEnergy Capital Trust II) will, following consummation of the Acquisition, be convertible only into an amount of cash based on the Merger Consideration. The capitalization of the Surviving Corporation will include (A) common stock and (B) convertible preferred stock which will be owned by Berkshire and/or consolidated subsidiaries of Berkshire and (I) which will be convertible into common stock of Surviving Corporation upon certain limited circumstances, including any conversions that would not cause the holder to be required to register as a holding company under the Public Utility Holding Company Act of 1935, and upon a sale of the Surviving Corporation or other change of control transaction, (II) which will be entitled to elect two of the ten members of the Board of Directors of the Surviving Corporation, and (III) the holders of which must approve certain fundamental corporate changes and transactions. Merger Sub will also form a statutory business trust to issue certain trust preferred securities to Berkshire pursuant to its Amended and Restated Subscription Agreement. The proceeds from the sale of such trust preferred securities by the trust will be used to purchase certain subordinated debentures from the Merger Sub. The subordinated debentures (and the trust preferred

                                    7 of 13
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securities) will become a part of the capitalization of the Surviving
Corporation upon consummation of the Acquisition.

        All other outstanding securities of the Issuer, consisting of non-convertible notes and bonds, will remain outstanding and will, upon consummation of the Acquisition, become obligations of the Surviving Corporation.

        (f) Not applicable.

        (g) In connection with the Acquisition, Merger Sub's charter and bylaws will become the restated charter and bylaws of the Surviving Corporation.

        (h)-(i)In connection with the Acquisition, the Common Stock will be delisted from each of the New York Stock Exchange, the Pacific Stock Exchange and the London Stock Exchange and become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

        (j) Not applicable.

        The descriptions in this Item 4 of the Merger Agreement, the Amended and Restated Subscription Agreements and the Operating Agreement are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1 through 5 and incorporated by reference herein.

        Except as set forth above, Mr. Sokol does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its

                                    8 of 13
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subsidiaries; (c) a sale or transfer of a material amount of assets of the
Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) Mr. Sokol may be deemed to beneficially own 3,852,777 shares of Common Stock. Of the 3,852,777 shares of Common Stock, Mr. Sokol directly beneficially owns 839,288. Because of his relationship with Mr. Walter Scott as disclosed in Item 4, Mr. Sokol may be deemed to beneficially own the 3,013,489 shares of Common Stock beneficially owned by Mr. Scott, as provided by Mr. Scott to Mr. Sokol. As of the date hereof, 3,852,777 shares of Common Stock represent approximately 6.2% of the outstanding shares of Common Stock, based on the 61,161,585 shares of Common Stock

                                    9 of 13
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outstanding as of June 30, 1999 based on the Company's Quarterly Report on Form
10-Q filed with the Securities and Exchange Commission on August 11, 1999. Pursuant to the Company's 1996 Stock Option Plan, Mr. Sokol has been granted options to purchase 1,650,000 shares of Common Stock. Of these option shares, 658,364 are exercisable within 60 days by Mr. Sokol.

        (b) Mr. Sokol has the sole power to vote or direct the vote, to dispose or direct the disposition of 839,288 shares of Common Stock. Mr. Sokol has no power to vote or direct the vote, to dispose or direct the disposition of the 3,013,489 shares of Common Stock as reported as beneficially owned by Mr. Scott in his Schedule 13D filed with the Securities and Exchange Commission on the date hereof.

        (c) None.

        (d) Except as set forth in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Pursuant to an Amended and Restated Employment Agreement, dated May 10, 1999, performance accelerated stock options granted to Mr. Sokol during his employment will become vested and immediately exercisable upon his termination. In addition, any portion of the options granted to Mr. Sokol which would become

                                    10 of 13


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vested within the thirty-six (36) months after his termination will vest immediately upon his termination from the Company. Under the agreement, upon a change of control of the Company, all of Mr. Sokol's options will become immediately vested and exercisable. In addition, assuming that Mr. Sokol rolls forward into the Surviving Corporation all of his existing Common Stock and options, effective as of the closing date of the Acquisition (the "Closing Date"), in accordance with his Amended and Restated Subscription Agreement, Mr. Sokol is entitled to also receive: (i) options for a number of shares of Common Stock equal to 30% of the sum of (x) the number of shares of Common Stock owned beneficially by him on October 23, 1999, and (y) without duplication, the number of shares subject to outstanding Company options held by him as of October 23, 1999; and (ii) extension of the exercise term of all outstanding options held by him with an exercise term of less than eight (8) years to an exercise term of eight (8) years from the Closing Date.

        Except as referred to above and the stock option grants to Mr. Sokol under the 1996 Stock Option Plan described in Item 5, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

                                    11 of 13
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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        1. Agreement and Plan of Merger, dated as of October 24, 1999, by and among the Company, Teton Formation L.L.C., an Iowa limited liability company, and Teton Acquisition Corp., an Iowa corporation and a wholly owned subsidiary of Teton Formation L.L.C.

        2. Amended and Restated Subscription Agreement, dated as of October 24, 1999, by and between Berkshire Hathaway Inc. and Teton Acquisition Corp.

        3. Amended and Restated Subscription Agreement, dated as of October 24, 1999, by and between Walter Scott, Jr. and Teton Acquisition Corp.

        4. Amended and Restated Subscription Agreement, dated as of October 24, 1999, by and between David L. Sokol and Teton Acquisition Corp.

        5. Operating Agreement of Teton Formation L.L.C., dated as of
October 14, 1999, by and among David L. Sokol, Walter Scott, Jr. and Berkshire Hathaway Inc.

                                    12 of 13

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                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.





Dated:  October 25, 1999                           /s/ David L. Sokol
                                                   -----------------------------
                                                   David L. Sokol



                                    13 of 13

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                                  EXHIBIT INDEX





        1. Agreement and Plan of Merger, dated as of October 24, 1999, by and among the Company, Teton Formation L.L.C., an Iowa limited liability company, and Teton Acquisition Corp., an Iowa corporation and a wholly owned subsidiary of Teton Formation L.L.C.

        2. Amended and Restated Subscription Agreement, dated as of October 24, 1999, by and between Berkshire Hathaway Inc. and Teton Acquisition Corp.

        3. Amended and Restated Subscription Agreement, dated as of October 24, 1999, by and between Walter Scott, Jr. and Teton Acquisition Corp.

        4. Amended and Restated Subscription Agreement, dated as of October 24, 1999, by and between David L. Sokol and Teton Acquisition Corp.

        5. Operating Agreement of Teton Formation L.L.C., dated as of
October 14, 1999, by and among David L. Sokol, Walter Scott, Jr. and Berkshire Hathaway Inc.